CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

(UNAUDITED)

925 West Georgia Street, Suite 1800, Vancouver, B.C., Canada V6C 3L2 Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com www.firstmajestic.com

Management’s Responsibilities over Financial Reporting

The condensed interim consolidated financial statements of First Majestic Silver Corp. (the “Company”) are the responsibility of the Company’s management. The condensed interim consolidated financial statements are prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting", as issued by the International Accounting Standards Board and reflect management’s best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the condensed interim consolidated financial statements prior to their submission to the Board of Directors for approval.

The condensed interim consolidated financial statements have not been audited.

Keith Neumeyer	Raymond Polman, CPA, CA
President & CEO	Chief Financial Officer
August 2, 2017	August 2, 2017

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 and 2016
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars, except share and per share amounts)

The Condensed Interim Consolidated Statements of Earnings (Loss) provide a summary of the Company’s financial performance and net earnings or loss over the reporting periods.

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2017	2016	2017	2016

Revenues	5	$60,116	$66,072	$129,222	$132,581
Mine operating costs
Cost of sales	6	40,004	36,252	79,666	73,514
Depletion, depreciation and amortization		18,707	19,879	38,155	39,757
		58,711	56,131	117,821	113,271

Mine operating earnings		1,405	9,941	11,401	19,310

General and administrative expenses	7	4,477	4,471	9,020	8,346
Share-based payments		2,169	1,092	4,460	2,239
Foreign exchange gain		(661)	(1,068)	(1,075)	(2,812)
Operating (loss) earnings		(4,580)	5,446	(1,004)	11,537

Investment and other (loss) income	8	(1,100)	4,905	(924)	4,861
Finance costs	9	(1,016)	(1,133)	(2,186)	(5,828)
(Loss) earnings before income taxes		(6,696)	9,218	(4,114)	10,570

Income taxes
Current income tax expense		1,663	924	2,445	1,872
Deferred income tax (recovery) expense		(9,771)	2,189	(10,691)	10,026
		(8,108)	3,113	(8,246)	11,898

Net earnings (loss) for the period		$1,412	$6,105	$4,132	($1,328)

Earnings (loss) per common share
Basic	10	$0.01	$0.04	$0.03	($0.01)
Diluted	10	$0.01	$0.04	$0.02	($0.01)

Weighted average shares outstanding
Basic	10	165,117,436	159,503,990	164,967,617	157,598,211
Diluted	10	167,466,952	163,525,186	167,450,457	157,598,211

Approved by the Board of Directors

Keith Neumeyer, Director	Douglas Penrose, Director

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2017 Second Quarter Report	Page 1

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 and 2016
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars)

The Condensed Interim Consolidated Statements of Comprehensive Income (Loss) provide a summary of total comprehensive earnings or loss and summarizes items recorded in other comprehensive income that may or may not be subsequently reclassified to profit or loss depending on future events.

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016

Net earnings (loss) for the period	$1,412	$6,105	$4,132	($1,328)

Other comprehensive (loss) income
Items that may be subsequently reclassified to profit or loss:
Unrealized (loss) gain on fair value of available for sale investments (Note 13)	(65)	221	(310)	221

Other comprehensive (loss) income	(65)	221	(310)	221

Total comprehensive income (loss) for the period	$1,347	$6,326	$3,822	($1,107)

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2017 Second Quarter Report	Page 2

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 and 2016
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars)

The Condensed Interim Consolidated Statements of Cash Flows provide a summary of movements in cash and cash equivalents during the reporting periods by classifying them as operating, investing or financing activities.

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2017	2016	2017	2016
Operating Activities
Net earnings (loss) for the period		$1,412	$6,105	$4,132	($1,328)
Adjustments for:
Depletion, depreciation and amortization		18,955	20,045	38,652	40,112
Share-based payments		2,169	1,092	4,460	2,239
Income tax (recovery) expense		(8,108)	3,113	(8,246)	11,898
Finance costs	9	1,016	1,133	2,186	5,828
Other	21	2,533	(7,987)	3,411	(10,276)
Operating cash flows before movements in working capital and taxes		17,977	23,501	44,595	48,473
Net change in non-cash working capital items	21	(461)	(7,116)	(3,140)	(8,401)
Income taxes paid		(17)	(1,504)	(5,936)	(3,083)
Cash generated by operating activities		17,499	14,881	35,519	36,989

Investing Activities
Expenditures on mining interests		(11,528)	(10,747)	(23,598)	(18,537)
Acquisition of property, plant and equipment		(5,784)	(4,173)	(10,746)	(5,831)
Deposits paid for acquisition of non-current assets		(170)	(148)	(241)	(204)
Purchase of marketable securities		—	(1,001)	—	(1,001)
Proceeds from sale of marketable securities		—	—	—	48
Cash used in investing activities		(17,482)	(16,069)	(34,585)	(25,525)

Financing Activities
Proceeds from private placement, net of share issue costs	19(a)	—	42,716	—	42,716
Proceeds from exercise of stock options		525	6,973	3,169	8,587
Proceeds from debt facilities	17	—	—	—	49,870
Repayment of debt facilities	17	(3,132)	—	(6,363)	(15,000)
Proceeds from equipment financing obligations	18(b)	2,966	—	2,966	—
Repayment of equipment financing obligations		(1,606)	(2,599)	(3,667)	(5,107)
Finance costs paid		(558)	(835)	(1,369)	(5,285)
Repayment of prepayment facilities		—	—	—	(31,604)
Cash used in financing activities		(1,805)	46,255	(5,264)	44,177

Effect of exchange rate on cash and cash equivalents held in foreign currencies		1,082	1,404	2,180	1,545
(Decrease) increase in cash and cash equivalents		(1,788)	45,067	(4,330)	55,641
Cash and cash equivalents, beginning of the period		127,605	61,733	129,049	51,018
Cash and cash equivalents, end of period		$126,899	$108,204	$126,899	$108,204

Cash		$87,798	$69,701	$87,798	$69,701
Short-term investments		39,101	38,503	39,101	38,503
Cash and cash equivalents, end of period		$126,899	$108,204	$126,899	$108,204

Supplemental cash flow information	21

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2017 Second Quarter Report	Page 3

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT JUNE 30, 2017 AND DECEMBER 31, 2016
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars)

The Condensed Interim Consolidated Statements of Financial Position provides a summary of assets, liabilities and equity, as well as their current versus non-current nature, as at the reporting date.

	Note	June 30, 2017	December 31, 2016
Assets

Current assets
Cash and cash equivalents		$126,899	$129,049
Trade and other receivables	11	14,645	16,473
Income taxes receivable		1,791	—
Inventories	12	17,374	20,254
Other financial assets	13	11,576	13,688
Prepaid expenses and other		1,355	735
Total current assets		173,640	180,199

Non-current assets
Mining interests	14	398,778	390,409
Property, plant and equipment	15	225,883	237,638
Deposits on non-current assets		864	783
Deferred tax assets		36,459	48,146
Total assets		$835,624	$857,175

Liabilities and Equity

Current liabilities
Trade and other payables	16	$24,631	$28,194
Unearned revenue		1,200	2,539
Current portion of debt facilities	17	12,488	12,378
Current portion of equipment financing obligations	18	4,424	6,078
Income taxes payable		—	383
Total current liabilities		42,743	49,572

Non-current liabilities
Debt facilities	17	25,425	31,560
Equipment financing obligations	18	3,084	2,108
Decommissioning liabilities		13,545	11,315
Other liabilities		1,987	2,741
Deferred tax liabilities		115,688	138,178
Total liabilities		$202,472	$235,474

Equity
Share capital		632,742	628,565
Equity reserves		59,496	56,354
Accumulated deficit		(59,086)	(63,218)
Total equity		$633,152	$621,701
Total liabilities and equity		$835,624	$857,175

Commitments (Note 14; Note 20(c))

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2017 Second Quarter Report	Page 4

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2017 and 2016
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars)

The Condensed Interim Consolidated Statements of Changes in Equity summarizes movements in equity, including common shares, share capital, equity reserves and retained earnings or accumulated deficit.

	Share Capital		Equity Reserves				Retained earnings (Accumulated deficit)
	Shares	Amount	Share-based payments(a)	Available for sale revaluation(b)	Foreign currency translation(c)	Total equity reserves		Total equity
Balance at December 31, 2015	155,588,238	$557,477	$59,369	$—	($308)	$59,061	($71,819)	$544,719
Net loss	—	—	—	—	—	—	(1,328)	(1,328)
Other comprehensive income	—	—	—	221	—	221	—	221
Total comprehensive loss	—	—	—	221	—	221	(1,328)	(1,107)
Share-based payments	—	—	2,858	—	—	2,858	—	2,858
Shares issued for:
Private placement	5,250,900	42,716	—	—	—	—	—	42,716
Exercise of stock options (Note 19(b))	1,610,176	9,959	(1,372)	—	—	(1,372)	—	8,587
Settlement of liabilities	75,284	253	—	—	—	—	—	253
Balance at June 30, 2016	162,524,598	$610,405	$60,855	$442	($308)	$60,989	($73,145)	$598,026

Balance at December 31, 2016	164,461,567	$628,565	$58,879	($2,217)	($308)	$56,354	($63,218)	$621,701
Net earnings	—	—	—	—	—	—	4,132	4,132
Other comprehensive loss	—	—	—	(310)	—	(310)	—	(310)
Total comprehensive income	—	—	—	(310)	—	(310)	4,132	3,822
Share-based payments	—	—	4,460	—	—	4,460	—	4,460
Shares issued for:
Exercise of stock options (Note 19(b))	708,504	4,177	(1,008)	—	—	(1,008)	—	3,169
Balance at June 30, 2017	165,170,071	$632,742	$62,331	($2,527)	($308)	$59,496	($59,086)	$633,152

(a)	Share-based payments reserve records the cumulative amount recognized under IFRS 2 in respect of options granted and shares purchase warrants issued but not exercised to acquire shares of the Company.

(b)	The available for sale revaluation reserve principally records the unrealized fair value gains or losses related to available-for-sale financial instruments, net of amount reclassed as impairment.

(c)
Foreign currency translation reserve represents exchange differences arising on the translation of non-US dollar functional currency operations within the Company into the US dollar presentation currency. All of the Company’s entities have the US dollar as their functional currency and, thus, there were no changes in the foreign currency translation reserve.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2017 Second Quarter Report	Page 5

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

1. NATURE OF OPERATIONS

First Majestic Silver Corp. (the “Company” or “First Majestic”) is in the business of silver production, development, exploration, and acquisition of mineral properties with a focus on silver production in Mexico. The Company presently owns and operates six producing silver mines: the Santa Elena Silver/Gold Mine, La Encantada Silver Mine, La Parrilla Silver Mine, Del Toro Silver Mine, San Martin Silver Mine and the La Guitarra Silver Mine.

First Majestic is incorporated in Canada with limited liability under the legislation of the Province of British Columbia and is publicly listed on the New York Stock Exchange under the symbol “AG”, on the Toronto Stock Exchange under the symbol “FR”, on the Mexican Stock Exchange under the symbol “AG” and on the Frankfurt Stock Exchange under the symbol “FMV”. The Company’s head office and principal address is located at 925 West Georgia Street, Suite 1800, Vancouver, British Columbia, Canada, V6C 3L2.

2. BASIS OF PRESENTATION

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”, and International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

These condensed interim consolidated financial statements were prepared using accounting policies consistent with those in the audited consolidated financial statements as at and for the year ended December 31, 2016, except for the following: the Company has adopted the narrow scope amendments to IFRS 12, "Disclosure of Interests in Other Entities", IAS 7, "Statement of Cash Flows", and IAS 12, "Income Taxes", which are effective for annual periods beginning on or after January 1, 2017. The amendments did not have an impact on the Company's unaudited condensed interim consolidated financial statements with the exception of additional disclosures with respect to the nature of movements in the carrying value of debt facilities (Note 17).

These condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements as at and for the year ended December 31, 2016, as some disclosures from the annual consolidated financial statements have been condensed or omitted.

These condensed interim consolidated financial statements have been prepared on an historical cost basis except for certain items that are measured at fair value including derivative financial instruments (Note 20(a)) and marketable securities (Note 13). All dollar amounts presented are in thousands of United States dollars unless otherwise specified.

These condensed interim consolidated financial statements incorporate the financial statements of the Company and its controlled subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances, transactions, income and expenses are eliminated on consolidation.

These condensed interim consolidated financial statements of First Majestic for the three and six months ended June 30, 2017 and 2016 were approved and authorized for issue by the Board of Directors on August 2, 2017.

3. SIGNIFICANT ESTIMATES AND JUDGMENTS

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its unaudited condensed interim consolidated financial statements. In addition, the preparation of the financial data requires that the Company’s management to make assumptions and estimates of the impacts of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

In preparing the Company’s unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2017, the Company applied the critical judgments and estimates disclosed in note 3 of its audited consolidated financial statements for the year ended December 31, 2016.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2017 Second Quarter Report	Page 6

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

4. SEGMENTED INFORMATION

All of the Company’s operations are within the mining industry and its major products are precious metals doré and precious and base metals concentrates which are refined or smelted into pure silver, gold, lead and zinc and sold to global metal brokers. Transfer prices between reporting segments are set on an arms-length basis in a manner similar to transactions with third parties. Coins and bullion cost of sales are based on transfer prices.

A reporting segment is defined as a component of the Company that:

•	engages in business activities from which it may earn revenues and incur expenses;

•	whose operating results are reviewed regularly by the entity’s chief operating decision maker; and

•	for which discrete financial information is available.

For the three and six months ended June 30, 2017, the Company's reporting segments includes its six operating mines in Mexico. Effective January 1, 2017, the Company no longer considers its retail market segment in Canada and metal marketing segment in Europe as significant reporting segments. Accordingly, they have been grouped in the “others” category, which consist primarily of the Company’s other development and exploration properties (Note 14), debt facilities (Note 17), intercompany eliminations, and corporate expenses which are not allocated to operating segments. The segmented information for the comparative periods have been adjusted to reflect the Company's reporting segments for the period ended June 30, 2017 for presentation consistency.

Management evaluates segment performance based on mine operating earnings. Therefore, other income and expense items are not allocated to the segments.

	Three Months Ended June 30, 2017					At June 30, 2017
	Revenue	Cost of sales	Depletion, depreciation and amortization	Mine operating earnings (loss)	Capital expenditures	Total assets	Total liabilities
Mexico
Santa Elena	$21,848	$13,166	$3,820	$4,862	$3,417	$118,153	$12,834
La Encantada	6,596	7,006	2,433	(2,843)	2,773	92,489	11,183
La Parrilla	8,788	6,737	4,815	(2,764)	3,272	170,962	39,768
Del Toro	9,266	4,855	4,097	314	1,672	154,650	20,150
San Martin	10,081	5,144	1,600	3,337	2,514	87,508	22,950
La Guitarra	3,497	2,982	1,593	(1,078)	1,433	69,037	12,998
Others	40	114	349	(423)	1,235	142,825	82,589
Consolidated	$60,116	$40,004	$18,707	$1,405	$16,316	$835,624	$202,472

	Three Months Ended June 30, 2016					At June 30, 2016
	Revenue	Cost of sales	Depletion, depreciation, and amortization	Mine operating earnings (loss)	Capital expenditures	Total assets	Total liabilities
Mexico
Santa Elena	$23,585	$10,508	$4,006	$9,071	$2,945	$115,622	$20,998
La Encantada	9,817	7,507	4,671	(2,361)	1,089	96,037	27,896
La Parrilla	11,147	6,392	4,756	(1)	1,286	175,242	50,901
Del Toro	8,138	5,272	3,429	(563)	1,373	160,134	24,050
San Martin	7,912	4,801	1,725	1,386	1,086	86,106	27,110
La Guitarra	5,546	3,697	1,213	636	1,067	60,051	9,149
Others	(73)	(1,925)	79	1,773	1,094	147,178	82,238
Consolidated	$66,072	$36,252	$19,879	$9,941	$9,940	$840,370	$242,342

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2017 Second Quarter Report	Page 7

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

4. SEGMENTED INFORMATION (continued)

	Six Months Ended June 30, 2017					At June 30, 2017
	Revenue	Cost of sales	Depletion, depreciation, and amortization	Mine operating earnings (loss)	Capital expenditures	Total assets	Total liabilities
Mexico
Santa Elena	$44,794	$26,439	$8,035	$10,320	$9,430	$118,153	$12,834
La Encantada	19,279	14,937	6,099	(1,757)	5,206	92,489	11,183
La Parrilla	18,633	12,893	9,877	(4,137)	6,142	170,962	39,768
Del Toro	18,370	9,424	7,383	1,563	3,446	154,650	20,150
San Martin	19,361	9,872	3,339	6,150	4,684	87,508	22,950
La Guitarra	8,521	5,862	2,936	(277)	4,395	69,037	12,998
Others	264	239	486	(461)	2,093	142,825	82,589
Consolidated	$129,222	$79,666	$38,155	$11,401	$35,396	$835,624	$202,472

	Six Months Ended June 30, 2016					At June 30, 2016
	Revenue	Cost of sales	Depletion, depreciation, and amortization	Mine operating earnings (loss)	Capital expenditures	Total assets	Total liabilities
Mexico
Santa Elena	$47,222	$22,227	$7,826	$17,169	$7,108	$115,622	$20,998
La Encantada	21,909	14,543	9,303	(1,937)	1,708	96,037	27,896
La Parrilla	22,038	11,826	9,504	708	2,766	175,242	50,901
Del Toro	14,286	9,564	7,088	(2,366)	2,271	160,134	24,050
San Martin	16,704	9,248	3,230	4,226	2,062	86,106	27,110
La Guitarra	9,853	6,237	2,645	971	2,244	60,051	9,149
Others	569	(131)	161	539	1,317	147,178	82,238
Consolidated	$132,581	$73,514	$39,757	$19,310	$19,476	$840,370	$242,342

During the six months ended June 30, 2017, the Company had six (June 30, 2016 - four) customers that accounted for 100% of its doré and concentrate sales revenue, with two major customers accounting for 36% and 29% of total revenue, respectively (2016 - three major customers for 57%, 18% and 17%).

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2017 Second Quarter Report	Page 8

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

5. REVENUES

Revenues from sale of metal, including by-products, are recorded net of smelting and refining costs. Precious metals contained in doré form are sold and priced on delivery to the customer. Metals in concentrate form are sold and provisionally priced on delivery. Final settlements are based on market price at a predetermined future date, typically one month after delivery.

Revenues for the period are summarized as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Gross revenue from payable metals:
Silver(1)	$40,023	$46,446	$88,976	$92,649
Gold	15,695	17,134	31,552	33,736
Lead	6,799	6,100	13,925	13,002
Zinc	819	2,771	1,742	6,053
Gross revenue	63,336	72,451	136,195	145,440
Less: smelting and refining costs	(3,220)	(6,379)	(6,973)	(12,859)
Revenues	$60,116	$66,072	$129,222	$132,581
Silver as % of gross revenue	63%	64%	65%	64%

(1) Silver revenue includes $0.4 million (2016 - $0.4 million) in retail coin and bullion sales.

The Santa Elena mine has a purchase agreement with Sandstorm Gold Ltd. (“Sandstorm”), which requires the Company to sell 20% of its gold production over the life of mine from a designated area of its underground operations. The selling price is based on the lower of the prevailing market price or $350 per ounce until fulfillment of 50,000 ounces, after which the price will increase to the lower of the prevailing market price or $450 per ounce, subject to a 1% annual inflation commencing in April 2014.

Gold deliveries to Sandstorm during the period are summarized as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Au ounces delivered to Sandstorm	2,481	2,556	5,157	5,829
Average Au price - Sandstorm	$364	$361	$362	$359
Average Au price - market	$1,257	$1,259	$1,238	$1,221

As at June 30, 2017, the Santa Elena mine has delivered 47,879 (December 31, 2016 - 38,558) cumulative ounces of gold to Sandstorm.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2017 Second Quarter Report	Page 9

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

6. COST OF SALES

Cost of sales excludes depletion, depreciation and amortization and are costs that are directly related to production and generation of revenues at the operating segments. Significant components of cost of sales are comprised of the following:

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Consumables and materials	$8,403	$9,528	$17,164	$18,698
Labour costs	16,846	16,762	32,726	31,591
Energy	7,101	6,796	14,923	13,536
Other costs	3,297	2,815	7,612	5,800
Production costs	$35,647	$35,901	$72,425	$69,625
Transportation and other selling costs	795	1,112	1,595	2,318
Workers participation costs	1,026	333	1,547	464
Environmental duties and royalties	249	342	551	661
Inventory changes	889	(1,234)	2,150	216
Standby costs during stoppage at the La Encantada mine(1)	1,398	—	1,398	—
Other costs	—	(202)	—	230
	$40,004	$36,252	$79,666	$73,514

(1)
On May 24, 2017, the Company reported a work stoppage at the La Encantada mine due to an illegal blockade by certain union employees. The Company and the union reached an agreement for a phased restart of operations beginning on July 1, 2017. Standby costs reflect primarily labour, energy and equipment rental costs incurred during the 42 days of work stoppage at the mine during which there was no production.

7. GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses are incurred to support the administration of the business that are not directly related to production. Significant components of general and administrative expenses are comprised of the following:

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Corporate administration	$1,049	$1,184	$1,698	$2,058
Salaries and benefits	2,082	2,033	4,449	4,058
Audit, legal and professional fees	797	823	1,732	1,311
Filing and listing fees	105	89	271	220
Directors fees and expenses	195	176	373	344
Depreciation	249	166	497	355
	$4,477	$4,471	$9,020	$8,346

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2017 Second Quarter Report	Page 10

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

8. INVESTMENT AND OTHER INCOME (LOSS)

The Company’s investment and other income (loss) are comprised of the following:

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
(Loss) gain from investment in marketable securities (Note 13)	($2,021)	$4,578	($2,160)	$5,595
Gain from investment in derivatives	572	—	572	—
Interest income and other	349	327	664	521
Loss from fair value adjustment of prepayment facilities	—	—	—	(1,255)
	($1,100)	$4,905	($924)	$4,861

9. FINANCE COSTS

Finance costs are primarily related to interest and accretion expense on the Company’s debt facilities, equipment financing obligations and prepayment facilities. The Company’s finance costs in the period are summarized as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Debt facilities (Note 17)	$569	$639	$1,163	$993
Equipment financing obligations (Note 18)	161	226	282	492
Accretion of decommissioning liabilities	237	214	459	431
Silver sales and other	49	54	282	145
Prepayment facilities	—	—	—	261
Loss on early settlement of prepayment facilities	—	—	—	3,506
	$1,016	$1,133	$2,186	$5,828

10. EARNINGS (LOSS) PER SHARE

Basic net earnings (loss) per share is the net earnings (loss) available to common shareholders divided by the weighted average number of common shares outstanding during the period. Diluted net earnings (loss) per share adjusts basic net earnings per share for the effects of dilutive potential common shares.

The calculations of basic and diluted earnings (loss) per share for the periods ended June 30, 2017 and 2016 are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Net earnings (loss) for the period	$1,412	$6,105	$4,132	($1,328)

Weighted average number of shares on issue - basic	165,117,436	159,503,990	164,967,617	157,598,211
Adjustment for stock options	2,349,516	4,021,196	2,482,840	—
Weighted average number of shares on issue - diluted(1)	167,466,952	163,525,186	167,450,457	157,598,211

Earnings (loss) per share - basic	$0.01	$0.04	$0.03	($0.01)
Earnings (loss) per share - diluted	$0.01	$0.04	$0.02	($0.01)

(1)
Diluted weighted average number of shares excludes 5,278,853 (2016 – 2,873,020) and 5,073,853 (2016 - 5,211,164) options that were anti-dilutive for the three and six months ended June 30, 2017, respectively.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2017 Second Quarter Report	Page 11

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

11. TRADE AND OTHER RECEIVABLES

Trade and other receivables of the Company are comprised of:

	June 30, 2017	December 31, 2016
Trade receivables	$4,152	$6,353
Value added taxes and other taxes receivable	10,250	9,534
Other	243	586
	$14,645	$16,473

12. INVENTORIES

Inventories consist primarily of materials and supplies and products of the Company’s operations, in varying stages of the production process, and are presented at the lower of weighted average cost or net realizable value. Inventories of the Company are comprised of:

	June 30, 2017	December 31, 2016
Finished goods - doré and concentrates	$854	$3,014
Work-in-process	1,268	1,327
Stockpile	125	122
Silver coins and bullion	529	405
Materials and supplies	14,598	15,386
	$17,374	$20,254

The amount of inventories recognized as an expense during the period is equivalent to the total of cost of sales plus depletion, depreciation and amortization for the period. As at June 30, 2017, mineral inventories, which consist of stockpile, work-in-process and finished goods, include $0.5 million (December 31, 2016 - $0.5 million) write-down which was recognized in cost of sales during the period.

13. OTHER FINANCIAL ASSETS

As at June 30, 2017, other financial assets consist primarily of the Company’s investment in marketable securities and foreign exchange derivatives.

Marketable securities are classified as financial assets. Changes in fair value of marketable securities designated as fair value through profit and loss ("FVTPL") are recorded through profit or loss, while changes in fair value of marketable securities designated as available for sale ("AFS") are recorded through other comprehensive income.

	June 30, 2017	December 31, 2016
Fair Value through Profit and Loss
First Mining Finance Corp. (TSX: FF)	$7,797	$9,819
Sprott Physical Silver Trust (NYSE: PSLV)	2,528	2,432
	$10,325	$12,251
Available for sale marketable securities	1,251	1,437
Total marketable securities	$11,576	$13,688

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2017 Second Quarter Report	Page 12

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

14. MINING INTERESTS

Mining interests primarily consist of acquisition, exploration, development and field support costs directly related to the Company’s operations and projects. Mining interests for producing properties are depleted on a units-of-production basis over the estimated economic life of the mine.

The Company’s mining interests are comprised of the following:

	June 30, 2017	December 31, 2016
Producing properties	$315,457	$319,213
Exploration properties (non-depletable)	83,321	71,196
	$398,778	$390,409

Producing properties are allocated as follows:

Producing properties	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Total
Cost
At December 31, 2015	$17,654	$81,475	$141,924	$87,943	$79,996	$89,877	$498,869
Additions	9,067	1,502	4,211	2,256	2,753	4,639	24,428
Change in decommissioning liabilities	(202)	(446)	54	(567)	(860)	(342)	(2,363)
Transfer from exploration properties	1,110	3,298	—	10,046	4,425	6,826	25,705
At December 31, 2016	$27,629	$85,829	$146,189	$99,678	$86,314	$101,000	$546,639
Additions	3,549	605	2,902	1,597	1,477	2,799	12,929
At June 30, 2017	$31,178	$86,434	$149,091	$101,275	$87,791	$103,799	$559,568
Accumulated depletion and impairment
At December 31, 2015	($544)	($42,111)	($37,906)	($20,512)	($33,640)	($54,861)	($189,574)
Depletion and amortization	(2,860)	(9,288)	(11,069)	(6,762)	(3,714)	(4,159)	(37,852)
At December 31, 2016	($3,404)	($51,399)	($48,975)	($27,274)	($37,354)	($59,020)	($227,426)
Depletion and amortization	(1,913)	(2,057)	(6,391)	(3,133)	(1,437)	(1,754)	(16,685)
At June 30, 2017	($5,317)	($53,456)	($55,366)	($30,407)	($38,791)	($60,774)	($244,111)
Carrying values
At December 31, 2016	$24,225	$34,430	$97,214	$72,404	$48,960	$41,980	$319,213
At June 30, 2017	$25,861	$32,978	$93,725	$70,868	$49,000	$43,025	$315,457

Exploration properties are allocated as follows:

Exploration properties	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Other	Total
Cost
At December 31, 2015	$—	$4,591	$8,330	$19,115	$8,048	$12,544	$25,414	$78,042
Exploration and evaluation expenditures	2,138	1,264	2,298	7,743	2,478	2,092	952	18,965
Change in decommissioning liabilities	—	—	—	—	—	—	(106)	(106)
Transfer to producing properties	(1,110)	(3,298)	—	(10,046)	(4,425)	(6,826)	—	(25,705)
At December 31, 2016	$1,028	$2,557	$10,628	$16,812	$6,101	$7,810	$26,260	$71,196
Exploration and evaluation expenditures	4,048	1,495	1,435	1,131	1,659	1,062	1,295	12,125
At June 30, 2017	$5,076	$4,052	$12,063	$17,943	$7,760	$8,872	$27,555	$83,321

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2017 Second Quarter Report	Page 13

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

14. MINING INTERESTS (continued)

(a)	Santa Elena Silver/Gold Mine, Sonora State

The Santa Elena Mine has a gold streaming agreement with Sandstorm, which requires the mine to sell 20% of its life of mine gold production from a designated area of its underground operations to Sandstorm. The selling price is based on the lower of the prevailing market price or $350 per ounce until fulfillment of 50,000 ounces, after which the price will increase to the lower of the prevailing market price or $450 per ounce, adjusted for a 1% annual inflation commencing in April 2014. As at June 30, 2017, the Santa Elena mine has delivered 47,879 cumulative ounces of gold to Sandstorm.

In December 2016, the Company entered into an option agreement with Compania Minera Dolores, S.A. de C.V., a subsidiary of Pan American Silver Corp., to acquire the Los Hernandez Property, consisting of 5,802 hectares of mining concessions north of the Santa Elena mine. In exchange, First Majestic has agreed to incur $1.6 million in exploration costs on the property over four years, a 2.5% NSR royalty on the related concessions, and to pay $1.4 million in cash, of which $0.1 million was due on or before the date of agreement (paid), $0.2 million in December 2017, $0.2 million in December 2018, $0.3 million in December 2019 and $0.7 million in December 2020, respectively.

In March 2017, the Company entered into an agreement with Santacruz Silver Mining Ltd. to acquire the El Gachi Property in Sonora State, Mexico for total purchase price of $2.5 million in cash, which has been fully paid. The El Gachi Property includes 48,157 hectares of mining concessions north of the Santa Elena mine.

(b) Del Toro Silver Mine, Zacatecas State

In September 2016, the Company entered into two agreements to acquire 1,223 hectares of mining concessions adjacent to the Del Toro Silver Mine. The total purchase price amounted to $3.6 million in cash, of which $1.7 million has been paid, $0.5 million is due in 2017, $1.0 million in 2018 and $0.4 million in 2019, respectively.

In October 2016, the Company entered into an agreement to acquire 7,205 hectares of mining concessions adjacent to the Del Toro Silver Mine. The total purchase price amounted to $1.5 million, payable over six equal payments every six months. As at June 30, 2017, $0.6 million (December 31, 2016 - $0.3 million) has been paid.

(c)	La Guitarra Silver Mine, State of Mexico

In 2014, the Company entered into two agreements to acquire 757 hectares of adjacent mineral rights at the La Guitarra Mine. The total purchase price amounted to $5.4 million, of which $5.2 million is settled in common shares of First Majestic and $0.2 million in cash. As at June 30, 2017, the Company has paid $4.4 million, consisting of $0.2 million in cash and $4.2 million in common shares. The remaining balance of $1.0 million will be settled in two equal annual payments in September 2017 and 2018 based on the Company’s volume weighted average market price at the time of the payments.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2017 Second Quarter Report	Page 14

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

15. PROPERTY, PLANT AND EQUIPMENT

The majority of the Company's property, plant and equipment are used in the Company's six operating mine segments. Property, plant and equipment are depreciated using either the straight-line or units-of-production method over the shorter of the estimated useful life of the asset or the expected life of mine. Where an item of property, plant and equipment comprises of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment. Assets under construction are recorded at cost and re-allocated to land and buildings, machinery and equipment or other when they become available for use.

Property, plant and equipment are comprised of the following:

	Land and Buildings(1)	Machinery and Equipment(2)	Assets under Construction	Other	Total
Cost
At December 31, 2015	$128,284	$316,048	$17,885	$12,382	$474,599
Additions	73	5,399	16,475	534	22,481
Transfers and disposals	4,765	3,783	(12,545)	234	(3,763)
At December 31, 2016	$133,122	$325,230	$21,815	$13,150	$493,317
Additions	—	2,582	7,706	54	10,342
Transfers and disposals	2,044	4,539	(7,321)	129	(609)
At June 30, 2017	$135,166	$332,351	$22,200	$13,333	$503,050

Accumulated depreciation, amortization and impairment
At December 31, 2015	($60,509)	($146,174)	—	($8,175)	($214,858)
Depreciation and amortization	(5,230)	(35,641)	—	(1,174)	(42,045)
Transfers and disposals	(243)	1,453	—	14	1,224
At December 31, 2016	($65,982)	($180,362)	—	($9,335)	($255,679)
Depreciation and amortization	(3,927)	(17,164)	—	(905)	(21,996)
Transfers and disposals	52	405	—	51	508
At June 30, 2017	($69,857)	($197,121)	—	($10,189)	($277,167)

Carrying values
At December 31, 2016	$67,140	$144,868	$21,815	$3,815	$237,638
At June 30, 2017	$65,309	$135,230	$22,200	$3,144	$225,883

(1) Included in land and buildings is $5.9 million (December 31, 2016 - $5.9 million) of land which is not subject to depreciation.
(2) Included in property, plant and equipment is $13.7 million (December 31, 2016 - $17.5 million) of equipment under finance leases (Note 18).

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2017 Second Quarter Report	Page 15

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

15. PROPERTY, PLANT AND EQUIPMENT (continued)

Property, plant and equipment, including land and buildings, machinery and equipment, assets under construction and other assets above are allocated by mine as follow:

	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Other	Total
Cost
At December 31, 2015	$65,582	$109,077	$96,285	$115,093	$45,605	$22,329	$20,628	$474,599
Additions	4,040	7,223	4,568	1,549	1,126	2,311	1,664	22,481
Transfers and disposals	(252)	623	(6,160)	486	(852)	1,111	1,281	(3,763)
At December 31, 2016	$69,370	$116,923	$94,693	$117,128	$45,879	$25,751	$23,573	$493,317
Additions	1,833	3,106	1,805	718	1,548	534	798	10,342
Transfers and disposals	750	415	(163)	(987)	(874)	476	(226)	(609)
At June 30, 2017	$71,953	$120,444	$96,335	$116,859	$46,553	$26,761	$24,145	$503,050

Accumulated depreciation and amortization and impairment
At December 31, 2015	($2,935)	($63,313)	($41,657)	($55,496)	($23,113)	($16,222)	($12,122)	($214,858)
Depreciation and amortization	(12,959)	(8,178)	(7,766)	(7,402)	(3,137)	(1,344)	(1,259)	(42,045)
Transfers and disposals	24	(522)	2,857	(336)	468	(781)	(486)	1,224
At December 31, 2016	($15,870)	($72,013)	($46,566)	($63,234)	($25,782)	($18,347)	($13,867)	($255,679)
Depreciation and amortization	(6,122)	(4,043)	(3,516)	(4,250)	(1,901)	(1,182)	(982)	(21,996)
Transfers and disposals	(483)	(57)	56	536	785	(398)	69	508
At June 30, 2017	($22,475)	($76,113)	($50,026)	($66,948)	($26,898)	($19,927)	($14,780)	($277,167)

Carrying values
At December 31, 2016	$53,500	$44,910	$48,127	$53,894	$20,097	$7,404	$9,706	$237,638
At June 30, 2017	$49,478	$44,331	$46,309	$49,911	$19,655	$6,834	$9,365	$225,883

16. TRADE AND OTHER PAYABLES

The Company’s trade and other payables are primarily comprised of amounts outstanding for purchases relating to mining operations, exploration and evaluation activities and corporate expenses. The normal credit period for these purchases is usually between 30 to 90 days.

Trade and other payables are comprised of the following items:

	June 30, 2017	December 31, 2016
Trade payables	$9,705	$10,752
Trade related accruals	9,075	12,015
Payroll and related benefits	4,378	3,209
Environmental duty	586	1,149
Other accrued liabilities	887	1,069
	$24,631	$28,194

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2017 Second Quarter Report	Page 16

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

17. DEBT FACILITIES

The movement in debt facilities during the six months and twelve months ended June 30, 2017 and December 31, 2016, respectively, are comprised of the following:

	Term Loan (a)	Revolving Credit Facility (b)	Total
Balance at December 31, 2015	$—	$15,000	$15,000
Net proceeds from debt financing	33,709	16,161	49,870
Interest and accretion expense	1,586	632	2,218
Repayment of principal	(6,419)	(14,944)	(21,363)
Repayments of finance costs	(1,155)	(632)	(1,787)
Balance at December 31, 2016	$27,721	$16,217	$43,938
Interest and accretion expense	787	375	1,162
Repayment of principal	(6,363)	—	(6,363)
Repayments of finance costs	(510)	(314)	(824)
Balance at June 30, 2017	$21,635	$16,278	$37,913

Statements of Financial Position Presentation
Current portion of debt facilities	$12,371	$117	$12,488
Non-current portion of debt facilities	9,264	16,161	25,425
Balance at June 30, 2017	$21,635	$16,278	$37,913

In February 2016, the Company entered into an agreement with The Bank of Nova Scotia and Investec Bank PLC for a senior secured debt facility consisting of a $35.0 million term loan and a $25.0 million revolving credit facility. These debt facilities are guaranteed by certain subsidiaries of the Company and are also secured by a first priority charge against the assets of the Company, and a first priority pledge of shares of the Company’s subsidiaries.

These debt facilities include financial covenants, to be tested quarterly on a consolidated basis, requiring First Majestic to maintain the following: (a) a leverage ratio based on total debt to rolling four quarters adjusted EBITDA less 50% of sustaining capital expenditures of not more than 3.00 to 1.00; (b) an interest coverage ratio, based on rolling four quarters adjusted EBITDA divided by interest payments, of not less than 4.00 to 1.00; and (c) tangible net worth of not less than $436.0 million plus 80% of its positive earnings subsequent to December 31, 2015. The debt facilities also provide for negative covenants customary for these types of facilities and allows the Company to enter into equipment financing obligations up to $30.0 million.

Details of the Scotia/Investec debt facilities are as follow:

(a)	Term loan

The $35.0 million term loan is repayable in 11 equal quarterly instalments of $3.2 million in principal plus related interest, with the first instalment paid in August 2016. It bears an interest rate of LIBOR plus an applicable range from 3.25% to 4.00%, depending on certain financial parameters of the Company. During the three and six months ended June 30, 2017, the Company incurred $0.4 million (2016 - $0.3 million) and $0.8 million (2016 - $0.5 million), respectively, in interest related to the term loan at an effective interest rate of 6.3%. Proceeds from the term loan were primarily used to settle the prepayment facilities.

(b)	Revolving Credit Facility

The $25.0 million revolving credit facility matures in three years on February 8, 2019 and bears the same interest rate as the term loan plus a relevant standby fee from 0.81% to 1.00% from the undrawn portion of the facility. Proceeds from the revolving credit facility were used to replace the prior SilverCrest’s $15.0 million credit facility that was due to expire in June 2016. As at June 30, 2017, $16.1 million has been drawn from the facility, leaving $8.9 million available for withdrawal. During the three and six months ended June 30, 2017, the Company incurred $0.2 million (2016 - $0.2 million) and $0.4 million (2016 - $0.3 million), respectively, in interest related to the revolving credit facility.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2017 Second Quarter Report	Page 17

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

18. EQUIPMENT FINANCING OBLIGATIONS

The Company has finance leases and equipment financing for various mine and plant equipment. These financings have terms of 36 to 60 months with interest rates ranging from 5.6% to 7.5% . Assets under finance leases and equipment financing are pledged as security against the obligations. Equipment financing obligations are comprised of the following:

(a)	Finance Leases
The following is a schedule of future minimum lease payments due under the Company’s finance lease contracts:

	June 30, 2017	December 31, 2016
Less than one year	$4,714	$6,432
More than one year but not more than five years	829	2,195
Gross payments	4,728	8,627
Less: future finance charges	(206)	(441)
Present value of minimum lease payments	$4,522	$8,186

Current portion	$3,729	$6,078
Non-current portion	793	2,108
	$4,522	$8,186
During the three and six months ended June 30, the Company recognized $0.2 million (2016 - $0.2 million) and $0.3 million (2016 - $0.5 million), respectively, in finance costs related to its lease obligations.

(b) Equipment Financing
During 2017, the Company entered into an $8.1 million credit facility with Macquarie Bank Limited with repayment terms ranging from 12 to 16 equal quarterly installments in principal plus related interest. The facility bears an interest rate of LIBOR plus 4.60%. Proceeds from the equipment financing were primarily used for the purchase and rehabilitation of property, plant and equipment. The equipment financing is secured by certain equipment of the Company and is subject to various covenants, including the requirement for First Majestic to maintain a leverage ratio based on total debt to rolling four quarters adjusted EBITDA less 50% of sustaining capital expenditures of not more than 3.00 to 1.00.

As at June 30, 2017, the Company has drawn $3.0 million from the credit facility. During the three and six months ended June 30, 2017, the Company incurred $0.1 million (2016 - $nil) in interest related to the equipment financing at an effective interest rate of 5.8%.

Equipment Financing
Balance at December 31, 2016	$—
Net proceeds from equipment financing	2,966
Interest and accretion expense	69
Repayments	(49)
Balance at June 30, 2017	$2,986

Current portion	$695
Non-current portion	2,291
Balance at June 30, 2017	$2,986

As at June 30, 2017, the net book value of property, plant and equipment includes $2.7 million (December 31, 2016 -$nil) of equipment pledged as security for the equipment financing.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2017 Second Quarter Report	Page 18

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

19. SHARE CAPITAL

(a)	Authorized and issued capital

The Company has unlimited authorized common shares with no par value. The movement in the Company’s issued and outstanding capital during the period is summarized in the condensed interim consolidated statements of changes in equity.

In May 2016, the Company closed a private placement with a syndicate of underwriters by issuing an aggregate of 5,250,900 common shares at a price of CAD$10.95 per common share for gross proceeds of $44.7 million (CAD$57.5 million), or net proceeds of $42.7 million after share issuance costs.

(b)	Stock options

Under the terms of the Company’s Stock Option Plan, the maximum number of shares reserved for issuance under the Plan is 10% of the issued shares on a rolling basis. In May 2017, the Company amended its Stock Option Plan, which enables options to be exercisable over periods of up to ten years as determined by the Board of Directors of the Company, as compared to exercisable period of up to five years previously. The exercise price shall not be less than the closing price of the shares on the day preceding the award date, subject to regulatory approval. All stock options granted are subject to vesting with 25% vesting on first anniversary from the date of grant, and 25% vesting each six months thereafter.

The following table summarizes information about stock options outstanding as at June 30, 2017:

	Options Outstanding			Options Exercisable
Exercise prices (CAD$)	Number of Options	Weighted Average Exercise Price (CAD $/Share)	Weighted Average Remaining Life (Years)	Number of Options	Weighted Average Exercise Price (CAD $/Share)	Weighted Average Remaining Life (Years)
2.01 - 5.00	2,453,189	4.78	3.51	539,878	4.76	3.50
5.01 - 10.00	2,129,744	6.42	2.26	1,560,093	6.43	2.09
10.01 - 15.00	4,851,379	10.97	3.71	1,325,777	10.70	1.65
15.01 - 20.00	285,000	16.67	3.89	32,500	17.65	2.22
20.01 - 25.40	1,236,216	21.61	0.49	1,228,716	21.61	0.46
	10,955,528	10.05	3.03	4,686,964	11.51	1.70

The movements in stock options issued during the six months ended June 30, 2017 and the year ended December 31, 2016 are summarized as follows:

	Six Months Ended		Year Ended
	June 30, 2017		December 31, 2016
	Number of Options	Weighted Average Exercise Price (CAD $/Share)	Number of Options	Weighted Average Exercise Price (CAD $/Share)
Balance, beginning of the period	9,599,270	9.76	10,416,254	11.05
Granted	2,695,137	10.92	4,283,502	7.22
Exercised	(708,504)	5.90	(3,505,679)	8.30
Cancelled or expired	(630,375)	14.02	(1,594,807)	14.60
Balance, end of the period	10,955,528	10.05	9,599,270	9.76

During the six months ended June 30, 2017, the aggregate fair value of stock options granted was $8.3 million (December 31, 2016 - $8.3 million), or a weighted average fair value of $3.08 (CAD$4.11) per stock option granted (2016 - $1.94).

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2017 Second Quarter Report	Page 19

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

19. SHARE CAPITAL (continued)

(b)	Stock options (continued)
The following weighted average assumptions were used in estimating the fair value of stock options granted using the Black-Scholes Option Pricing Model:

		Six Months Ended	Year Ended
Assumption	Based on	June 30, 2017	December 31, 2016
Risk-free interest rate (%)	Yield curves on Canadian government zero- coupon bonds with a remaining term equal to the stock options’ expected life	0.87	0.62
Expected life (years)	Average of the expected vesting term and expiry term of the option	3.38	3.38
Expected volatility (%)	Historical and implied volatility of the precious metals mining sector	52.00	47.83
Expected dividend yield (%)	Annualized dividend rate as of the date of grant	—	—

The weighted average closing share price at date of exercise for the six months ended June 30, 2017 was CAD$11.44 (2016 - CAD$16.55).

20. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT

The Company’s financial instruments and related risk management objectives, policies, exposures and sensitivity related to financial risks are summarized below.

(a)	Fair value and categories of financial instruments

Financial instruments included in the condensed interim consolidated statements of financial position are measured either at fair value or amortized cost. Estimated fair values for financial instruments are designed to approximate amounts for which the instruments could be exchanged in an arm’s-length transaction between knowledgeable and willing parties.

The Company uses various valuation techniques in determining the fair value of financial assets and liabilities based on the extent to which the fair value is observable. The following fair value hierarchy is used to categorize and disclose the Company’s financial assets and liabilities held at fair value for which a valuation technique is used:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2: All inputs which have a significant effect on the fair value are observable, either directly or indirectly, for substantially the full contractual term.

Level 3: Inputs which have a significant effect on the fair value are not based on observable market data.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2017 Second Quarter Report	Page 20

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

20. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

(a)	Fair value and categories of financial instruments (continued)

The table below summarizes the valuation methods used to determine the fair value of each financial instrument:

Financial Instruments Measured at Fair Value	Valuation Method
Trade receivables (related to concentrate sales)
Receivables that are subject to provisional pricing and final price adjustment at the end of the quotational period are estimated based on observable forward price of metal per London Metal Exchange (Level 2)

Marketable securities	Based on quoted market prices for identical assets in an active market (Level 1) as at the date of statements of financial position
Silver futures derivatives
Foreign exchange derivatives

Financial Instruments Measured at Amortized Costs	Valuation Method
Cash and cash equivalents	Approximated carrying value due to their short-term nature
Trade and other receivables
Trade and other payables
Debt facilities	Assumed to approximate carrying value as discount rate on
Equipment financing obligations	these instruments approximate the Company's credit risk.

The following table presents the Company’s fair value hierarchy for financial assets and financial liabilities that are measured at fair value:

	June 30, 2017			December 31, 2016
		Fair value measurement			Fair value measurement
	Carrying value	Level 1	Level 2	Carrying value	Level 1	Level 2
Financial assets
Trade receivables	$3,100	$—	$3,100	$4,827	$—	$4,827
Marketable securities	11,576	11,576	—	13,688	13,688	—

There were no transfers between levels 1, 2 and 3 during the six months ended June 30, 2017 and year ended December 31, 2016.

(b)	Capital risk management

The Company’s objectives when managing capital are to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

The Company monitors its capital structure and, based on changes in operations and economic conditions, may adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2017 Second Quarter Report	Page 21

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

20. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

(b)	Capital risk management (continued)

The capital of the Company consists of equity (comprising of issued capital, equity reserves and retained earnings or accumulated deficit), debt facilities, equipment financing obligations, prepayment facilities, net of cash and cash equivalents as follows:

	June 30, 2017	December 31, 2016
Equity	$633,152	$621,701
Debt facilities	37,913	43,938
Equipment financing obligations	7,508	8,186
Less: cash and cash equivalents	(126,899)	(129,049)
	$551,674	$544,776

The Company’s investment policy is to invest its cash in highly liquid short-term investments with maturities of 90 days or less, selected with regards to the expected timing of expenditures from continuing operations. The Company expects that its available capital resources will be sufficient to carry out its development plans and operations for at least the next 12 months.

The Company is not subject to any externally imposed capital requirements with the exception of complying with covenants under the debt facilities (Note 17) and equipment financing obligations (Note 18(b)). As at June 30, 2017 and December 31, 2016, the Company was in compliance with these covenants.

(c)	Financial risk management

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to trade receivables in the ordinary course of business and VAT and other receivables (Note 11).

The Company sells and receives payment upon delivery of its silver doré and by-products primarily through three international customers. Silver-lead concentrates and related base metal by-products are sold primarily through three international customers. All of the Company's customers have good ratings and payments of receivables are scheduled, routine and fully received within 60 days of submission; therefore, the balance of trade receivables owed to the Company in the ordinary course of business is not significant.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk. With the exception to the above, the Company believes it is not exposed to significant credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements and contractual obligations.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2017 Second Quarter Report	Page 22

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

20. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

(c)	Financial risk management

The following table summarizes the maturities of the Company’s financial liabilities as at June 30, 2017 based on the undiscounted contractual cash flows:

	Carrying Amount	Contractual Cash Flows	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
Trade and other payables	$24,631	$24,631	$24,631	$—	$—	$—
Debt facilities	37,913	47,215	14,968	31,754	493	—
Equipment financing obligations	7,508	8,031	4,714	2,807	510	—
Other liabilities	1,987	1,987	—	1,987	—	—
	$72,039	$81,864	$44,313	$36,548	$1,003	$—

At June 30, 2017, the Company had working capital of $130.9 million (December 31, 2016 – $130.6 million). The Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months.

Currency Risk

The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican pesos, which would impact the Company’s net earnings or loss. To manage foreign exchange risk, the Company may occasionally enter into short-term foreign currency derivatives. The foreign currency derivatives are not designated as hedging instruments for accounting purposes.

The sensitivity of the Company’s net earnings or loss and comprehensive income or loss due to changes in the exchange rate between the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

	June 30, 2017
	Cash and cash equivalents	Trade and other receivables	Other financial assets	Trade and other payables	Foreign exchange derivative	Net assets (liabilities) exposure	Effect of +/- 10% change in currency
Canadian dollar	$43,015	$52	$9,048	($1,188)	$—	$50,927	$5,093
Mexican peso	2,535	10,442	—	(11,659)	—	1,318	132
	$45,550	$10,494	$9,048	($12,847)	$—	$52,245	$5,225

	December 31, 2016
	Cash and cash equivalents	Trade and other receivables	Other financial assets	Trade and other payables	Foreign exchange derivative	Net assets (liabilities) exposure	Effect of +/- 10% change in currency
Canadian dollar	$44,239	$391	$11,255	($1,558)	$—	$54,327	$5,433
Mexican peso	7,877	9,729	—	(10,916)	14,000	20,690	2,069
	$52,116	$10,120	$11,255	($12,474)	$14,000	$75,017	$7,502

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2017 Second Quarter Report	Page 23

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

20. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

(c)	Financial risk management (continued)

Commodity Price Risk

The Company is exposed to commodity price risk on silver, gold, lead and zinc, which have a direct and immediate impact on the value of its related financial instruments and net earnings. The Company’s revenues are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company does not use derivative instruments to hedge its commodity price risk to silver.

The following table summarizes the Company’s exposure to commodity price risk and their impact on net earnings:

				June 30, 2017
	Effect of +/- 10% change in metal prices
	Silver	Gold	Lead	Zinc	Total
Metals subject to provisional price adjustments	$356	$39	$227	$32	$654
Metals in doré and concentrates inventory	36	38	21	4	99
	$392	$77	$248	$36	$753

				December 31, 2016
	Effect of +/- 10% change in metal prices
	Silver	Gold	Lead	Zinc	Total
Metals subject to provisional price adjustments	$468	$94	$223	$37	$822
Metals in doré and concentrates inventory	196	160	7	4	367
	$664	$254	$230	$41	$1,189

Interest Rate Risk

The Company is exposed to interest rate risk on its short-term investments, debt facilities and equipment financing obligations. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. The Company’s interest bearing financial assets comprise of cash and cash equivalents which bear interest at a mixture of variable and fixed rates for pre-set periods of time.

As at June 30, 2017, the Company’s exposure to interest rate risk on interest bearing liabilities is limited to its debt facilities and equipment financing obligations. The Company’s equipment leases bear interest at fixed rates.

Based on the Company’s interest rate exposure at June 30, 2017, a change of 25 basis points increase or decrease of market interest rate does not have a significant impact on net earnings or loss.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2017 Second Quarter Report	Page 24

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

21. SUPPLEMENTAL CASH FLOW INFORMATION

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2017	2016	2017	2016
Adjustments to reconcile net earnings to operating cash flows before movements in working capital:
Loss (gain) from silver derivatives and marketable securities	13	$2,021	($4,578)	$2,160	($5,595)
Loss on fair value adjustment on prepayment facilities		—	—	—	586
Unrealized foreign exchange loss (gain) and other		512	(3,409)	1,251	(5,267)
		$2,533	($7,987)	$3,411	($10,276)
Net change in non-cash working capital items:
(Increase) decrease in trade and other receivables		($23)	$733	$1,828	$724
Decrease (increase) in inventories		1,057	(1,485)	2,718	554
Decrease (increase) in prepaid expenses and other		452	470	(620)	46
Decrease in income taxes payable		(1,103)	(1,321)	(827)	(2,198)
Decrease in trade and other payables		(844)	(5,513)	(6,239)	(7,527)
		($461)	($7,116)	($3,140)	($8,401)

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Non-cash investing and financing activities:
Transfer of share-based payments reserve upon exercise of options	$165	$—	$1,008	$1,372
Assets acquired by finance lease	—	(384)	—	(1,349)
Settlement of liabilities	—	—	—	(253)
	$165	($384)	$1,008	($230)

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2017 Second Quarter Report	Page 25